

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

<u>Via E-mail</u>
Rafal Lewandowski
President and Chief Executive Officer
UMAX Group Corp.
Stawisinskiego 4G/78
Torun, 87-100, Poland

> **Re:** **UMAX Group Corp.**
> **Registration Statement on Form S-1**
> **Filed May 19, 2011**
> **File No. 333-174334**

Dear Mr. Lewandowski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In this regard, in discussing the definition of a blank check company in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." Please see Release No. 33-6932. Your disclosure indicates that you are a development stage company, to date have been involved primarily in organizational activities and were "formed to develop and distribute [y]our product to the arcade and entertainment industry." However, we note that you have a very limited operating history, no customers, no revenues, a net operating loss of $5,519, and it appears that you

have not yet implemented any aspect of your business plan. To date, it seems as if you have taken few substantive steps in furtherance of a business plan.

In this regard, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please tell us, with a view to disclosure in your filing, why Rule 419 of Regulation C does not apply to you. Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

Prospectus Cover Page

2. We note your statement on page 6 that "to date [you] have been involved primarily in organizational activities." Please state this on the front cover page of your prospectus. Please also state that you do not have sufficient capital for operations.

3. We note your statement that your offering will terminate when the "offering is fully subscribed for." Please file the subscription agreement you intend to use or tell us why you believe this is unnecessary. Please see Item 601(b)(10) of Regulation S-K.

4. In an appropriate place in your filing, please discuss the process for shareholders associated with submitting subscriptions (i.e. if you will have a subscription agent, how you will notify shareholders that their subscriptions have been accepted, etc.).

Prospectus Summary, page 5

5. We note your indication that the shares will be offered for a period of two hundred and forty days from the effective date of this registration statement. Please revise to state that your offering will terminate as of the earlier of that date, when all the shares have been sold or when the Board of Directors decides to terminate the offering, if true.

Risk Factors, page 6

We are solely dependent on the funds to be raised…, page 6

6. It appears that your intended line of business is the distribution of arcade machines. Please clarify your reference to the car rental business in the first sentence of this risk factor and in the last sentence of the second risk factor on page 8.

Use of Proceeds, page 12

7. Please revise to indicate how you intend to allocate any proceeds of the offering if you assume the sale of 25% of the shares being offered, so that readers can appreciate how you intend to prioritize the proceeds you receive.

8. We note your statement that potential loans from Mr. Lewandowski "would be necessary if the proceeds from this offering will not be sufficient to…maintain reporting status and quotation on the OTC Electronic Bulletin Board." Please revise to remove the implication that you are already quoted on the OTCBB.

Management's Discussion and Analysis or Plan of Operation, page 15

9. Please state the minimum amount you will require to operate for the next 12 months, assuming you do not receive any proceeds from the offering and Mr. Lewandowski agrees to advance you funds.

10. We note your statement that "[t]he exact amount of funding [for your long term financing] will depend on the scale of [y]our expansion" and that you "have not decided yet on the scale of [y]our expansion." In an appropriate place in your filing, please discuss the type of expansion (geographically, within your industry, within a particular target market, etc.) you are seeking to pursue. Please also detail the plans you intend to take to pursue this expansion.

11. We note your statement in the fifth paragraph on page 15 that "[you] believe that [you] will be able to raise enough money through this offering to expand operations but [you] cannot guarantee that once [you] expand operations [you] will stay in business after doing so." Please revise to remove the implication that your business is fully operational and that you are in the expansion phase of your business development. Similarly, please revise your reference to your "growth strategy" in the last sentence of the sixth paragraph.

Plan of Operation, page 15

Establish Relationships with Distributors and Operators, page 16

12. We note your statement that you "have already identified major distributors of coin operated amusement games and rides in the U.S.A., Canada and Brazil, and intend to market directly to these distributors..." Please revise your filing to specify how you identified these distributors and how you intend to identify future distributors. Please also discuss whether you intend to focus your business plan in any particular geographic location(s) and if so, which markets and to what extent you intend to focus on each of these markets. Please further discuss whether your target market is distributors of coin operated amusement games and rides or the target market set forth on page 21 of your filing. If you intend to distribute your products to major distributors of amusement games and rides but the types of games you are distributing are ultimately intended for the target market identified on page 21, please state as much. Similarly, please specify the type of "potential customers" you are referring to in the penultimate paragraph on page 16.

Estimated Expenses for the Next Twelve Month Period, page 17

13. We note your chart on page 17 itemizing your estimated expenses to fund your plan of operations over the next 12 months which amounts to $40,000. We further note your disclosure on page 18 and elsewhere in your filing that you need a minimum of $30,000 to proceed with your operations for the next 12 months. Please clarify or revise.

Results of Operations, page 18

14. Please revise to clarify your inception date in the header.

Significant Accounting Policies, page 19

Income Taxes, page 19

15. Please note that the FASB Accounting Standards Codification became effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise your accounting standard references to comply with the FASB codification accordingly.

Description of Business, page 20

16. Please provide the information required by Item 101(h)(4)(xii) of Regulation S-K.

Product, page 20

17. We note your statement that your "machines can be adjusted to different voice and language settings as well as program the clients' own script. This allows for co-branding when used to advertise where conveniently placed." Please revise your disclosure to discuss the types of co-branding you will undertake and with whom.

18. We note your statement that all of your machines "will have CE (world-wide European standard) accreditation." Please enhance your disclosure to discuss the cost, process and labor associated with obtaining this accreditation and explain its significance, considering you do not intend to market your products in Europe. As appropriate, please revise your business plan as set forth on pages 15 and 16.

Target Market, page 21

19. We note your statement that "[a]s computer and video games have increased in popularity over time, they have caused significant impact [sic] upon popular culture and has spawned many fads." Please disclose whether this information is based upon reports or articles. If this statement is not supportable with independent third party data, please characterize them as your belief and tell us the basis for your belief.

20. We note your statement that "Umax Group Corp. products will be marketed as an undifferentiated whole, they segment by psychographics targeting strivers, achievers and experiences." Please enhance your discussion of your marketing strategy to explain how you will market your products as an "undifferentiated whole" and how you will "segment by psychographics."

Marketing, page 21

Major Operators, page 22

21. We note your statement that "[w]orking with a major operator would provide opportunity [sic] of mass placement of the product while receiving online revenue over a long period of time, as opposed to one-time sales." Please revise your disclosure to discuss how you will obtain this "online revenue" and what it is comprised of. Please also specify how "long" you anticipate receiving this revenue. If known, please discuss the extent to which you anticipate your future revenues will come from "online revenue[s]" versus "one-time sales."

Offices, page 23

22. We note your disclosure that your business office is provided by Mr. Lewandowski. Please expand your description to clarify whether your office is a part of a residence or an employer's location and, if employer, whether they are aware and approve of this activity. Please also provide the disclosure required by Items 404(a) and 404(d) of Regulation S-K for this office space.

Government Regulation, page 23

23. We note your statement that "[you] will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the arcade machines distribution business in any jurisdiction which [you] would conduct activities." Please discuss the effect of these regulations, rule and directives on your business. Please see Item 101(h)(4)(ix) of Regulation S-K.

Directors, Executive Officers, Promoter and Control Persons, page 24

24. We note Mr. Lewandowski is your sole director. We further note your statement on pages 3 and 5 that one of the days on which your offering may terminate may be "the date when the Umax Group Corp. decides to do so" or "when the Board of Directors decides that it is in the best interest of the Company," respectively. Please clarify these statements (e.g. whether Mr. Lewandowski will be making these decisions as sole director or whether this issue will be voted on by Mr. Lewandowski and Ms. Goldfinger).

25. We note Mr. Lewandowski has signed this registration statement as principal executive, financial and accounting officer. To the extent he holds these positions, please revise this section accordingly.

26. Please revise to provide information regarding Mr. Lewandowski's specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director. Please see Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 26

27. We note your statement that "[u]nless otherwise indicated, the stockholder listed possesses sole voting and investment power with respect to the shares shown." We further note your statement that "the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on April 30, 2011." If your beneficial ownership table and corresponding footnote disclosure does not reflect the person's actual ownership or voting power, please revise your table accordingly. To the extent Mr. Lewandowski or Ms. Goldfinger shares voting or investment power for these shares, please enhance your disclosure to discuss these arrangements. Please see Item 403(b) of Regulation S-K.

Description of Securities, page 28

General, page 28

28. We note your statement that "[a]s of April 30, 2011, there were 4,500,000 shares of our common stock issued and outstanding those were held by one registered stockholder of record." We further note your disclosure on page 26 stating that Mr. Lewandowski holds 1,500,000 shares of your common stock and that Ms. Goldfinger holds 3,000,000 shares of your common stock. Please clarify or revise.

Available Information, page 30

29. We note your statement "[y]ou can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room." Please delete this statement.

Signatures, page 45

30. Please revise the first sentence on this page to conform to the language required by the Signatures section of Form S-1.

Exhibit 5.1

31. We note the reference in the first paragraph to sale of up to 4,000,000 shares of common stock by selling security holders. We further note the statement in the last sentence of the third to last paragraph that counsel is "of the opinion that the shares of Common Stock currently issued and outstanding, including the 4,000,000 shares that are being offered in the Registration Statement are duly and validly issued, fully paid, and non-assessable." Please revise to reflect that this offering is a primary offering by the company.

32. Please revise the last two sentences of the last paragraph to limit the expert references to Section 7 of the Securities Act of 1933, as amended.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3489 if you have any questions regarding the financial statements and related matters.   Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

H. Christopher Owings
Assistant Director

cc: Wade D. Huettel, Esq.